SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                       Under the Securities Exchange Act of 1934


                             Agri-Nutrition Group Limited
                                   (Name of Issuer)

                        Common Stock, Par Value $0.01 Per Share
                            (Title of Class of Securities)

                                      00849K 10 0
                                    (CUSIP Number)

                                Joseph S. Carlin, Esq.
                                  Dyer Ellis & Joseph
                                 Watergate, Suite 1100
                               600 New Hampshire Avenue
                                 Washington, DC 20037
                                    (202) 944-3560
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                    Communications)

                                   February 8, 1999
                (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                                                Page 1 of 15 Pages

                               SCHEDULE 13D

CUSIP No. 00849K 10 0


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Durvet/PMR, L.P.
         I.R.S. No. 43 1670982
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                       (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         OO
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Missouri
                               7 SOLE VOTING POWER
                                                             -0-
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      3,750,324**
                                                   9  SOLE DISPOSITIVE POWER
                                                      1,240,000**
                                                  10  SHARED DISPOSITIVE POWER
                                                      -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,750,324**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         37.3%**
     14  TYPE OF REPORTING PERSON*
         PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                 **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                              Page 2 of 15 Pages

                                SCHEDULE 13D

CUSIP No. 00849K 10 0


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         W. M. Jones, Jr.
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                    (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         OO
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
                               7 SOLE VOTING POWER
                                                             -0-
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      3,750,324**
                                                   9  SOLE DISPOSITIVE POWER
                                                      667,107**
                                                  10  SHARED DISPOSITIVE POWER
                                                      -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,750,324**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         37.3%**
     14  TYPE OF REPORTING PERSON*
         IN

                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                        "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                      Page 3 of 15 Pages

                                   SCHEDULE 13D

CUSIP No. 00849K 10 0


      1  NAME OF REPORTING PERSON
         IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Bruce G. Baker
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         OO
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
                               7 SOLE VOTING POWER
                                                             -0-
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      3,750,324**
                                                   9  SOLE DISPOSITIVE POWER
                                                      618,291**
                                                  10  SHARED DISPOSITIVE POWER
                                                      -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,750,324**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         37.3%**
     14  TYPE OF REPORTING PERSON*
         IN

                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                    "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                  Page 4 of 15 Pages

                                   SCHEDULE 13D

CUSIP No. 00849K 10 0


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Robert W. Schlutz
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         OO
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
                               7 SOLE VOTING POWER

                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      3,750,324**
                                                   9  SOLE DISPOSITIVE POWER
                                                      485,280**
                                                  10  SHARED DISPOSITIVE POWER

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,750,324**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         37.3%**
     14  TYPE OF REPORTING PERSON*
         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                              Page 5 of 15 Pages

                                SCHEDULE 13D

CUSIP No. 00849K 10 0


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Alec L. Poitevint, II
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         OO
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
                               7 SOLE VOTING POWER
                                                             -0-
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      3,750,324**
                                                   9  SOLE DISPOSITIVE POWER
                                                      408,844**
                                                  10  SHARED DISPOSITIVE POWER
                                                      -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,750,324**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         37.3%**
     14  TYPE OF REPORTING PERSON*
         IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

               **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
              "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                            Page 6 of 15 Pages

                               SCHEDULE 13D

CUSIP No. 00849K 10 0


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Robert E. Hormann
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                       (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         OO
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
                               7 SOLE VOTING POWER
                                                             -0-
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      3,750,324**
                                                   9  SOLE DISPOSITIVE POWER
                                                      228,427**
                                                  10  SHARED DISPOSITIVE POWER
                                                      -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,750,324**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         37.3%**
     14  TYPE OF REPORTING PERSON*
         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                              Page 7 of 15 Pages

                                SCHEDULE 13D

CUSIP No. 00849K 10 0


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Robert J. Elfanbaum
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         OO
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
                               7 SOLE VOTING POWER
                                                             -0-
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      3,750,324**
                                                   9  SOLE DISPOSITIVE POWER
                                                      102,375**
                                                  10  SHARED DISPOSITIVE POWER
                                                      -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,750,324**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                             |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         37.3%**
     14  TYPE OF REPORTING PERSON*
         IN

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                  "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                Page 8 of 15 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the common stock, par value $0.01 per share (the "Common Stock") of Agri-Nutrition Group Limited, a Delaware corporation (the "Issuer").

         The Company's principal executive offices are located at Riverport Executive Center II, 13801 Riverport Drive, Suite 111, Maryland Heights, Missouri 63043.

ITEM 2.  IDENTITY AND BACKGROUND.

        Pursuant to Rule 13d-1(k)(1) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Statement is being filed by (i) Durvet/PMR, L.P., (ii) W. M. Jones, Jr., (iii) Bruce G. Baker, (iv) Robert W. Schlutz, (v) Alec E. Poitevint, II, (vi) Robert
E. Hormann and (vii) Robert J. Elfanbaum. The foregoing persons and entity are hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single joint filing pursuant to Rule 13d-1(k)(1). Unless otherwise indicated, the business address of each Reporting Person is c/o Agri-Nutrition Group Limited, Riverport Executive Center II, 13801 Riverport Drive, Suite 111, Maryland Heights, Missouri 63043.

     Durvet/PMR, L.P. is a Missouri limited partnership that was organized to hold common stock of the Issuer. The general partner of Durvet/PMR, L.P. is Durvet, Inc., a Missouri corporation engaged in animal health product marketing, warehousing, and distribution. The principal offices of Durvet/PMR, L.P. and Durvet, Inc. are located at P.O. Box 279, 100 S.E. Magellan Drive, Blue Springs, Missouri 64014. The attached Schedule I is a list of the executive officers and directors of Durvet, Inc.; each of the named persons is a U.S. citizen.

         W. M. Jones, Jr. is a director of the Issuer and is a U.S. citizen.

     Bruce G. Baker is a director, president and chief executive officer of the Issuer and is a U.S. citizen.

     Robert W. Schlutz is a director of the Issuer and president of Schlutz Enterprises, Inc., which owns and operates Kentucky Fried Chicken franchises and various other business and real estate development properties. Mr. Schlutz's business address is c/o Schlutz Enterprises, Inc., Box 269, 14812 "N" Avenue, Columbus Junction, Iowa 52738. Mr. Schlutz is a U.S. citizen.

     Alec.E. Poitevint, II is the chairman of the Issuer and president of Southeastern Minerals, Inc., a manufacturer and distributor of mineral premixes and ingredients for animal feed. Mr. Poitevint's business address is c/o Southeastern Minerals, Inc., P.O. Box 1866, 1100 Dothan Road, Bainbridge, Georgia 31718. Mr. Poitevint is a U.S. citizen.

     Robert E. Hormann is vice chairman of the Issuer and president and director of Durvet, Inc. Mr. Hormann's business address is c/o Durvet, Inc., P.O. Box 279, 100 S.E. Magellan Drive, Blue Springs, Missouri 64014. Mr. Hormann is a U.S. citizen.

     Robert J. Elfanbaum is the chief financial officer of the Issuer. Mr. Elfanbaum is a U.S. citizen.

                                                Page 9 of 15 Pages

         During the last five years, none of the Reporting Persons or, to the knowledge of any Reporting Person, any of the persons named in this Item 2 or in the related Schedules, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The information with respect to a particular Reporting Person and its executive officers, directors and controlling persons contained herein is given solely by such Reporting Person and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such Reporting Person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No cash consideration was paid in connection with the transactions that require the filing of this amendment. For a description of these transactions, see Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Issuer, Virbac S.A., a French corporation ("VBSA") and Virbac, Inc., a Delaware corporation ("Virbac") entered into an Agreement and Plan of Merger dated as of October 16, 1998 and amended as of November 20, 1998 (the "Merger Agreement"). Pursuant to the Merger Agreement, the Reporting Persons entered into a Stockholders' Agreement dated as of February 8, 1999, pursuant to which the Principal Stockholders agreed (i) to vote all the shares of the Issuer's Common Stock held by them for approval of the Merger Agreement and the transactions contemplated thereby and (ii) if in a tender offer required to be made by the merged entity following the merger, fewer than 1,000,000 shares of the Issuer's Common Stock are tendered by the Issuer's stockholders, to tender shares of Common Stock equaling the difference between 1,000,000 shares and the amount actually tendered. The foregoing obligations of each of the Reporting
Persons who are directors or officers of the Issuer are subject to such directors' and officers' obligations to faithfully discharge their duties as a director or an officer of the Issuer. A copy of the Stockholders' Agreement is filed as Appendix A to this Schedule 13D.

         The Reporting Persons acquired the shares of Common Stock as an investment and may from time to time acquire or dispose of additional shares through open market and privately negotiated transactions depending on existing market and economic conditions. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on the price and availability of shares, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, and other factors considered relevant, may decide to increase or decrease the size of their investment in the Issuer.

         Except as described in this Item 4 above and in connection with the transactions contemplated by the Merger Agreement, the Reporting Persons do not have either plans or proposals related to or that would result in: (i) the acquisition by any person of additional securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company or any of its subsidiaries, including any plans or proposals to change the

                                                Page 10 of 15 Pages
number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any persons; (viii) causing the shares of Common Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above. The Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Company, to determine in the future to take or cause to be taken one or more of the foregoing actions.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

Durvet/PMR, L.P.:

         In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Act, Durvet/PMR, L.P. may be deemed to beneficially own 3,750,324 shares of Common Stock, which constitutes approximately 37.3% of the outstanding shares of Common Stock. Durvet/PMR, L.P. has sole voting and dispositive power with respect to 1,240,000 of the shares of Common Stock; and may be deemed to have shared voting power with respect to 3,750,324 of the shares of Common Stock (constituting 37.3% of the total voting power of the Common Stock) as a result of the Stockholders' Agreement.

W. M. Jones, Jr.:

     In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Act, W. M. Jones, Jr. may be deemed to beneficially own 3,750,324 shares of Common Stock, which constitutes approximately 37.3% of the outstanding shares of Common Stock. W. M. Jones, Jr. has sole voting and dispositive power with respect to 667,107 of the shares of Common Stock; and may be deemed to have shared voting power with respect to 3,750,324 of the shares of Common Stock (constituting 37.3% of the total voting power of the Common Stock) as a result of the Stockholders' Agreement.

Bruce G. Baker:

         In  accordance   with  Rule   13d-5(b)(1)  of  the  General  Rules  and
Regulations under the Act, Bruce G. Baker may be deemed to beneficially own 3,750,324 shares of Common Stock, which constitutes approximately 37.3% of the outstanding shares of Common Stock. Bruce G. Baker has sole voting and dispositive power with respect to 618,291 of the shares of Common Stock; and may be deemed to have shared voting power with respect to 3,750,324 of the shares of Common Stock (constituting 37.3% of the total voting power of the Common Stock) as a result of the Stockholders' Agreement.

Robert W. Schlutz:

         In  accordance   with  Rule   13d-5(b)(1)  of  the  General  Rules  and
Regulations under the Act, Robert W. Schlutz may be deemed to beneficially own 3,750,324 shares of Common Stock, which constitutes approximately 37.3% of the outstanding shares of Common Stock. Robert W. Schlutz has sole voting and dispositive power with respect to 485,280 of the shares of Common Stock; and may be deemed to

                                                Page 11 of 15 Pages
have shared voting power with respect to 3,750,324 of the shares of Common Stock (constituting 37.3% of the total voting power of the Common Stock) as a result of the Stockholders' Agreement.

Alec L. Poitevint, II:

         In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Act, Alec L. Poitevint, II may be deemed to beneficially own 3,750,324 shares of Common Stock, which constitutes approximately 37.3% of the outstanding shares of Common Stock. Alec L. Poitevint, II has sole voting and dispositive power with respect to 408,844 of the shares of Common Stock; and may be deemed to have shared voting power with respect to 3,750,324 of the shares of Common Stock (constituting 37.3% of the total voting power of the Common Stock) as a result of the Stockholders' Agreement.

Robert E. Hormann:

         In  accordance   with  Rule   13d-5(b)(1)  of  the  General  Rules  and
Regulations under the Act, Robert E. Hormann may be deemed to beneficially own 3,750,324 shares of Common Stock, which constitutes approximately 37.3% of the outstanding shares of Common Stock. Robert E. Hormann has sole voting and dispositive power with respect to 228,427 of the shares of Common Stock; and may be deemed to have shared voting power with respect to 3,750,324 of the shares of Common Stock (constituting 37.3% of the total voting power of the Common Stock) as a result of the Stockholders' Agreement.

Robert J. Elfanbaum:

         In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Act, Robert J. Elfanbaum may be deemed to beneficially own 3,750,324 shares of Common Stock, which constitutes approximately 37.3% of the outstanding shares of Common Stock. Robert J. Elfanbaum has sole voting and dispositive power with respect to 102,375 of the shares of Common Stock; and may be deemed to have shared voting power with respect to 3,750,324 of the shares of Common Stock (constituting 37.3% of the total voting power of the Common Stock) as a result of the Stockholders' Agreement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4 above.




                                                Page 12 of 15 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Appendix A - Shareholders' Agreement

         Exhibit 99.1 - Joint Filing Agreement

                                                Page 13 of 15 Pages

                                   Signatures

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  February 18, 1999


                                               DURVET/PMR, L.P.,
                                               By:  DURVET, INC.

                                               by:   /s/ Robert E. Hormann
                                                     Name:  Robert E. Hormann
                                                     Title: President

                                               /s/ W. M.Jones, Jr.
                                               W. M. Jones, Jr.

                                               /s/ Bruce G. Baker
                                               Bruce G. Baker

                                               /s/ Robert W. Schlutz
                                               Robert W. Schlutz

                                               /s/ Alec L. Poitevint, II
                                               Alec L. Poitevint, II

                                               /s/ Robert E. Hormann
                                               Robert E. Hormann

                                               /s/ Robert J. Elfanbaum
                                               Robert J. Elfanbaum

                                                Page 14 of 15 Pages

                                 SCHEDULE I


                       Executive Officers and Directors of
                                  Durvet, Inc.


Name                                          Business Address

Robert E. Hormann                             P.O. Box 279
President and Director                        100 S.E. Magellan Drive
                                              Blue Springs, Missouri  64014

John Harney                                   Nelson Wholesale
Chairman of the Board                         P.O. Box 370
                                              2400 Highway 377 South
                                              Brownwood, Texas  76801

Doug Gerdon                                   DuBoes Dest.
Director                                      P.O. Box 28
                                              1304 North Main
                                              Huntingburg, Indiana 47542

Kevin Lynch                                   Animal Health Sales, Inc.
Director                                      P.O. Box 330
                                              #44 Route 113
                                              Selbyville, Delaware 19975

John Scheuber                                 Veterinary Service, Inc.
Director                                      P.O. Box 538
                                              Salida, California  95368


                                                Page 15 of 15 Pages

                                                             Appendix A

                        STOCKHOLDERS' AGREEMENT

         This Agreement dated as of February 8, 1999 by and between Virbac S.A., a French corporation ("VBSA"), and the stockholders of Agri-Nutrition Group Limited who have executed this agreement (the "AGNU Stockholders" with each being referred to herein as a "Stockholder").

         WHEREAS, Agri-Nutrition Group Limited ("AGNU") has entered into that Agreement and Plan of Merger with VBSA and Virbac, Inc., a Delaware corporation and subsidiary of VBSA ("Virbac"), dated as of October 16, 1998, as amended by the First Amendment to Agreement and Plan of Merger, dated as of November , 1998, among AGNU, VBSA and Virbac (the "Merger Agreement"), which Merger Agreement sets forth the terms and conditions of the merger of Virbac with and into AGNU (the "Merger");

         WHEREAS, each of the Stockholders beneficially owns the number of shares set forth opposite his or her name on Exhibit A to this Stockholders' Agreement. The shares of AGNU Common Stock described in the preceding sentence together with any other voting or equity securities of AGNU of which the Stockholders acquire beneficial ownership after the date of this Stockholders' Agreement but prior to the consummation of the Merger are referred to herein collectively as the "Shares." Each Stockholder is entitled to vote the Shares beneficially owned by the Stockholder, and no Stockholder has entered into any voting arrangement with respect to the Shares except as provided in this Stockholders' Agreement or granted any proxy with respect to any of the Shares;

         WHEREAS, in connection with the Merger Agreement, each of the Stockholders is willing to agree, to (i) vote the Shares owned by such Stockholder for the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement subject to the conditions set forth herein, and (ii) the other matters provided for in this Stockholders' Agreement, upon the terms and conditions set forth herein;

         WHEREAS, pursuant to Section 8.1 of the Merger Agreement, the surviving corporation in the Merger (the "Surviving Corporation") has agreed to make and complete a tender offer (the "Tender Offer") to repurchase 1,000,000 of the issued and outstanding shares of AGNU Common Stock, par value $.01 per share ("Common Stock"), at a price of $3.00 per share;

         WHEREAS, upon consummation of the Merger and the Tender Offer, VBSA will indirectly own 60% of the outstanding shares of AGNU Common Stock and VBSA desires assurance that at least 1,000,000 shares of AGNU Common Stock are tendered in the Tender Offer; and

         WHEREAS, the AGNU Stockholders are willing in the event that at least 1,000,000 shares of AGNU Common Stock are not tendered by the Stockholders of AGNU in the Tender Offer to provide sufficient shares to the Surviving Corporation so that the entire 1,000,000 shares shall have been tendered.

         NOW, THEREFORE, in consideration of the premises and agreements contained in this Stockholders' Agreement, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

         1.  Defined  Terms.   Capitalized  terms  used  in  this  Stockholders'
Agreement will, unless otherwise defined in this Stockholders' Agreement, have the meanings assigned to them in the Merger Agreement.

         2.       Voting Agreement.

         (a) AGNU Stockholders Meeting. Subject to Section 2(c) hereof, at the AGNU Stockholders Meeting or any meeting of the stockholders of AGNU, however called, and in any action by consent of the stockholders of AGNU, each of the Stockholders will vote all of the Shares beneficially owned by such Stockholder and entitled to vote (i) for approval of the Merger Agreement and the other transactions contemplated by the Merger Agreement, (ii) for approval of the amendment to the AGNU Restated Certificate of Incorporation (the "Certificate Amendment") to increase the number of authorized shares of AGNU Common Stock from 20,000,000 shares to 38,000,000 shares, (iii) against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of AGNU under the Merger Agreement or may result in any of the conditions to AGNU's obligations under the Merger Agreement not being fulfilled and (iv) in favor of any other matter necessary to consummate the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of AGNU.

         (b) Other Actions. Subject to Section 2(c) hereof, the Stockholders will not solicit, encourage or recommend to other holders of AGNU Common Stock that those holders (i) vote their shares of AGNU Common Stock or any other securities of AGNU in any manner that would, directly or indirectly, impede or adversely effect stockholder approval of the Merger Agreement and the other transactions contemplated by the Merger Agreement or the Certificate Amendment,
(ii) at the AGNU Stockholders Meeting, abstain from voting, or otherwise fail to vote, their shares of AGNU Common Stock, (iii) sell, transfer, tender or otherwise dispose of their shares of AGNU Common Stock or (iv) exercise any dissenters' appraisal or other similar rights, if any.

         (c) Limitation on Obligations. The obligations under Sections 2(a) and 2(b) of each Stockholder who is a director of officer of AGNU are subject to his obligation to faithfully discharge his duties as a director or an officer of AGNU; provided, however, if AGNU has not terminated the Merger Agreement pursuant to Section 10.1(g) of the Merger Agreement or if Virbac has not terminated the Merger Agreement pursuant to Section 10.1(f) of the Merger
Agreement, each such Stockholder will vote his Shares in accordance with Sections 2(a) and 2(b).

         3. Agreement to Tender Common Stock. In the event that fewer than 1,000,000 shares of Common Stock are tendered by the stockholders of AGNU in the Tender Offer, the AGNU Stockholders hereby agree that they will tender shares of Common Stock equaling the difference between 1,000,000 shares and the amount actually tendered.

         4. Amount of Common Stock to be Tendered. In the event that five business days prior to the expiration date of the Tender Offer the AGNU Stockholders have not reached an agreement as to the number of shares that each Stockholder will tender to the Surviving Corporation, then each Stockholder shall tender his/its shares on a pro rata basis in proportion to the amount of shares held by each Stockholder on the expiration date of the Tender Offer, excluding any shares accepted for tender in the Tender Offer.

         5. Share Ownership. Each Stockholder represents and warrants to VBSA that, as of the date of this Stockholders' Agreement, the Shares set forth opposite such Stockholder's name on Exhibit A to this Stockholders' Agreement constitute all of the shares of AGNU Common Stock beneficially owned by such stockholder and such Shares are owned free and clear of any Liens.

         6. No Other Obligations or Liabilities. The execution of this Stockholders' Agreement by the AGNU Stockholders will not have the effect of creating any obligations or liabilities other than those expressly set forth herein.

         7.       Miscellaneous.

         (a) Counterparts. This Stockholders' Agreement may be executed and delivered in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered will be deemed to be an original but all of which taken together constitute one and the same agreement.

         (b) Governing Law. This Stockholders' Agreement is governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to applicable principles of conflicts of law.

         (c) Entire Agreement. This Stockholders' Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

         IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

                                           VIRBAC, S.A.


                                             By:
                                             Name:
                                             Title:


                                             AGNU STOCKHOLDERS:

                                             Durvet/PMR, L.P.,

                                             By:Durvet, Inc. its general partner

                                             /s/ Robert E. Hormann
                                             Name:  Robert E. Hormann
                                             Title:  President


                                             /s/ W. J. Jones, Jr.
                                             W.M. Jones, Jr.


                                             /s/ Bruce G. Baker
                                             Bruce G. Baker


                                             /s/ Robert W. Schlutz
                                             Robert W. Schlutz


                                             /s/ Alec E. Poitevint, II
                                             Alec. E. Poitevint, II


                                             /s/ Robert E. Hormann
                                             Robert E. Hormann


                                             /s/ Robert J. Elfanbaum
                                             Robert J. Elfanbaum